FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-20578

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Layne Christensen Company Capital Accumulation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

LAYNE CHRISTENSEN COMPANY
CAPITAL ACCUMULATION PLAN

Financial Statements as of December 31, 2001 and 2000 and for the Years Then Ended, Supplemental Schedule as of December 31, 2001, and Independent Auditors' Report

LAYNE CHRISTENSEN COMPANY

CAPITAL ACCUMULATION PLAN

TABLE OF CONTENTS

Note: Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of the Layne Christensen Company Capital Accumulation Plan:

We have audited the accompanying statements of net assets available for benefits of the Layne Christensen Company Capital Accumulation Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001, is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 14, 2002

Deloitte
Touche
Tohmatsu

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
INVESTMENTS, at fair value:		
Common/collective trust fund	$ 10,846,007	$ 9,401,624
Mutual funds	24,974,478	27,198,159
Layne Christensen Company stock account	1,408,420	524,529
Participant loans	658,787	702,089
Total investments	37,887,692	37,826,401
RECEIVABLES:		
Employee contributions	84,108	94,335
Employer contributions	41,370	39,748
Accrued income	11,722	10,317
Amount due from Christensen Boyles Corporation Capital Accumulation Plan	-	2,492
Total receivables	137,200	146,892
Total assets	38,024,892	37,973,293
LIABILITIES:		
Accrued expenses	29,250	15,284
Cash overdraft	-	11,368
Total liabilities	29,250	26,652
NET ASSETS AVAILABLE FOR BENEFITS	$ 37,995,642	$ 37,946,641

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Investment income:		
Interest and dividend income	$ 1,919,226	$ 2,918,453
Net depreciation in fair value of investments	(2,369,514)	(3,744,238)
Net investment loss	(450,288)	(825,785)
Contributions:		
Participant	2,661,798	2,054,105
Employer	1,198,097	903,689
Total contributions	3,859,895	2,957,794
TOTAL ADDITIONS	3,409,607	2,132,009
DEDUCTIONS:		
Withdrawals and terminations	3,334,988	3,184,843
Administrative expenses	25,618	20,695
TOTAL DEDUCTIONS	3,360,606	3,205,538
NET ADDITIONS (DEDUCTIONS)	49,001	(1,073,529)
TRANSFER OF ASSETS FROM CHRISTENSEN BOYLES CORPORATION CAPITAL ACCUMULATION PLAN	-	8,323,605
NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	37,946,641	30,696,565
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 37,995,642	$ 37,946,641

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000

(1) DESCRIPTION OF PLAN

The following brief description of the Layne Christensen Company Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a) General - The Plan is administered by Layne Christensen Company and an Administrative Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Merrill Lynch Trust Company ("Merrill Lynch") serves as the Plan's trustee.

On January 1, 2000, the Christensen Boyles Corporation Capital Accumulation Plan (the "CBC Plan") was merged with the Plan and participants of the CBC Plan became participants of the Plan. Net assets of the CBC Plan were merged into the Plan in December 2000.

At December 31, 2000, there was a receivable of $2,492, which relates to accrued income and expenses that were paid to/from the CBC Plan subsequent to December 31, 2000, that relate to the 2000 Plan year.

(b) Eligibility - Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (the "Company") become eligible for membership in the Plan after completion of three months of service.

(c) Contributions - Employee contributions are voluntary. Employees, within defined compensation levels, may make a basic (pre-tax) contribution of at least 1%, but no more than 15%, of compensation. The maximum allowable contribution is lower for other employees. After-tax contributions are not permitted after November 30, 1986. Company contributions to the Plan are determined annually at the discretion of the Board of Directors of the Company. Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each plan year the Company may make a matching contribution as follows: 1) 100 percent of the participant's basic contributions to the extent that such basic contributions do not exceed 3 percent of the participant's compensation; and 2) 50 percent of the participant's basic contributions to the extent that such basic contributions exceed 3 percent but do not exceed 5 percent of the participant's compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of the Company profit sharing contribution. This discretionary contribution is determined annually by the Board of Directors of the Company and is based on a stated percentage, if any, of participants' eligible compensation. The Company has a right under the Plan to discontinue such contributions and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974.

(d) Investment Options - The Plan has twenty-three types of investment funds with Merrill Lynch. Of these, eight are considered "core" investment options while the remaining fifteen represent an expanded group of funds available to participants who wish to invest beyond the core offerings. The funds are described in their individual prospectus as follows:

The *Layne Christensen Company Stock Account* allows investment in shares of Layne Christensen Company stock.

The *Merrill Lynch Retirement Preservation Trust* seeks to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds.

The *PIMCO Total Return Fund* seeks maximum total return, consistent with preservation of capital and prudent investment management. The Fund maintains a portfolio primarily consisting of investment grade fixed income securities.

The *Davis New York Venture Fund* stresses a back-to-basics approach, using extensive research to purchase large, fundamentally sound growth companies which appear to be undervalued and can be held for the long-term.

The *Managers International Equity Fund* seeks long-term capital appreciation as its primary objective and income as its secondary objective by investing primarily in non-U.S. equity securities.

The *Merrill Lynch Basic Value Fund* seeks capital appreciation and, secondarily, income by investing primarily in equities that appear to be undervalued.

The *Merrill Lynch Capital Fund* seeks the highest total investment return consistent with prudent risk primarily through a fully managed investment policy that permits management of the Fund to vary investment in equity, debt and convertible securities based on its evaluation of changes in economic and market trends.

The *Merrill Lynch Growth Fund* seeks growth of capital and, secondarily, income through a diversified portfolio of primarily equity securities, with principal emphasis on issues believed by Fund management to be undervalued.

The *Merrill Lynch S&P 500 Index Trust* seeks to approximate the total return of the Standard & Poor's 500 Composite Stock Index. This index is a means to measure the performance of a broad base of large U.S. corporations.

The *Alliance Bond Fund Corporate Bond Portfolio* emphasizes investments in corporate bonds that Alliance believes are likely candidates for credit quality upgrades. The

Portfolio invests at least 65% of assets in bonds rated investment grade BBB or higher or non-rated bonds determined by Alliance to be of equal quality.

The *Seligman Communications and Information Fund* seeks capital appreciation by investing primarily in securities of companies operating in all aspects of communications information and related industries.

The *State Street Research Global Resources Fund* has historically had a low correlation to the Standard & Poor's 500 and other broad market industries, focusing on small-capitalization companies in the energy and natural resources industries.

The *Pioneer Europe Fund* invests for long-term growth of capital primarily through investments in securities of European companies.

The *MFS Research Fund* is managed by the analysts in the MFS Equity Research Department, rather than by an individual portfolio manager. Analysts purchase their "best ideas" within their industries, while industry weightings are determined by the committee on the relative strengths of the individual stocks.

The *MFS Emerging Growth Fund* invests primarily in common stocks of companies that are early in their life cycles but have the potential to become major enterprises.

The *John Hancock Health Sciences Fund*, seeking long-term appreciation of capital, invests in the securities of companies engaged in the development, production and/or distribution of products and services related to the health care field.

The *Alliance Worldwide Privatization Fund* offers one of the first opportunities to participate in privatizations - when ownership of a company changes from the public sector (government) to the private sector (shareholders).

The *Merrill Lynch Corporate Bond High Income Fund* seeks a high level of current income consistent with the investment policies of the portfolio and with prudent investment management. As a secondary objective, the portfolio seeks capital appreciation when consistent with its primary objective.

The *Merrill Lynch Pacific Fund* seeks long-term capital appreciation by investing in companies in the Far East and the Western Pacific, including Japan, Australia, Hong Kong, and Singapore.

The *Alliance Quasar Fund* invests in what Alliance believes are rapidly growing small-sized companies that offer the potential for faster-than-average earnings growth.

The *John Hancock Sovereign Investors Fund* seeks long-term growth of capital and income by investing at least 80% of monies in stock of companies with market capitalizations within the range of the Standard & Poor's 500 Stock Index.

The *Van Kampen Emerging Growth Fund* seeks capital appreciation primarily through investment in the common stock or similar securities of domestic and foreign small and medium-sized companies.

The *Franklin Small Capital Growth Fund* seeks long-term capital growth by investing in equity securities of small-capitalization growth companies.

Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year.

(e) Participant Accounts and Vesting - Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant's account bears to the aggregate amount of all such accounts on the first day of the month. Effective January 1, 2000, participant contributions, Company matching contributions, Company profit sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason.

(f) Loans to Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant's account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their supplemental (after-tax) and basic (pre-tax) account be distributed. IRS regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or eviction from a family's principal residence, college education for employees' dependent children, self or spouse, or for major uninsured family medical expenses. The Administrative Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

(g) Payment of Benefits - Upon termination of employment, the participant or, in the case of death, the surviving spouse, can elect to receive the participant's account balance in a single lump sum. Account balances which do not exceed $5,000 are paid in a single lump sum upon termination. Participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting - The Plan's financial statements are prepared on the accrual basis of accounting.

(b) Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(c) Valuation of Investments - The common/collective trust fund is stated at estimated fair value which has been determined based on the unit values of the fund. Unit values are determined by the institution sponsoring such fund by dividing the fund's net assets by its units outstanding at the valuation dates. The mutual funds are valued at quoted market values which represent the net asset values of shares held by the Plan at year end. The Plan's investments in Layne Christensen Company stock are valued at quoted market prices as determined by closing sales prices reported on the last business day of the year. Participant loans are valued at outstanding principal balances due which approximate fair value. Investment transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Benefits Payable - As of December 31, 2001 and 2000, no benefits were due to participants who have withdrawn from participation in the Plan.

(e) Administrative Expenses - Most administrative costs (e.g., investment transaction fees, trustee fees, record keeping fees, and audit fees) are paid by the Plan. Other costs are paid by the Company.

(3) INVESTMENTS

The following table presents the fair value of investments. Investments in the Merrill Lynch Retirement Preservation Trust, Davis New York Venture Fund, PIMCO Total Return Fund, Merrill Lynch Basic Value Fund, and Merrill Lynch Capital Fund represented 5% or more of the net assets available for benefits as of December 31, 2001 and 2000.

Description	December 31, 2001	December 31, 2000
Investments at estimated fair value:		
Merrill Lynch Retirement Preservation Trust	$ 10,846,007	$ 9,401,624
Investments at fair value as determined by quoted market price:		
Layne Christensen Company Stock Account	1,408,420	524,529
PIMCO Total Return Fund	1,712,510	2,334,647
Merrill Lynch S&P 500 Index Trust	629,665	533,148
Alliance Bond Fund Corporate Bond Portfolio	38,806	45,090
Seligman Communications and Information Fund	947,456	1,070,567
State Street Research Global Resources Fund	473,064	415,563
Pioneer Europe Fund	189,191	233,286
MFS Research Fund	409,970	424,166
Davis New York Venture Fund	7,065,017	7,419,996
Managers International Equity Fund	664,616	887,479
MFS Emerging Growth Fund	751,153	888,613
John Hancock Health Sciences Fund	168,901	205,149
Alliance Worldwide Privatization Fund	161,896	218,400
Merrill Lynch Basic Value Fund	6,440,302	6,706,725
Merrill Lynch Capital Fund	4,227,929	4,585,188
Merrill Lynch Corporate Bond High Income Fund	550	5
Merrill Lynch Growth Fund	486,056	673,242
Merrill Lynch Pacific Fund	176,383	216,823
John Hancock Sovereign Investors Fund	33,199	8,406
Alliance Quasar Fund	123,738	144,185
Van Kampen Emerging Growth Fund	153,037	125,606
Franklin Small Capital Growth Fund	121,039	61,875
Sub-Total	37,228,905	37,124,312
Participant Loans	658,787	702,089
Total	$ 37,887,692	$37,826,401

During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $2,369,514 and $3,744,238, respectively, as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Investments at fair value as determined by quoted market price:		
Common stock	$ 789,902	$ (550,503)
Mutual funds	(3,159,416)	(3,193,735)
Net change in fair value	$ (2,369,514)	$ (3,744,238)

(4) PLAN TERMINATION

Although it has not expressed any intention to do so, the Plan sponsor may terminate the Plan at any time. Upon such termination of the Plan, the account of each participant would be distributed to such participant or his or her beneficiary at the time prescribed by the Plan and the Internal Revenue Code (the "Code").

(5) TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 1, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan is qualified and the related trust is tax-exempt.

(6) RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and common collective trust funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR
AS OF DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current Value
*	Merrill Lynch	Layne Christensen Company Stock Account Common Stock (176,053 shares)	$ 1,408,420
*	Merrill Lynch	Merrill Lynch Retirement Preservation Trust Common/Collective Trust (10,846,007 units)	10,846,007
	PIMCO	PIMCO Total Return Fund Mutual Fund (163,719 shares)	1,712,510
*	Merrill Lynch	Merrill Lynch S&P 500 Index Trust Mutual Fund (44,721 shares)	629,665
	Alliance	Alliance Bond Fund Corporate Bond Portfolio Mutual Fund (3,168 shares)	38,806
	Van Kampen	Van Kampen Emerging Growth Fund Mutual Fund (3,616 shares)	153,037
	Seligman	Seligman Communications and Information Fund Mutual Fund (37,068 shares)	947,456
	State Street	State Street Research Global Resources Fund Mutual Fund (23,167 shares)	473,064
	Pioneer	Pioneer Europe Fund Mutual Fund (7,834 shares)	189,191

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR
AS OF DECEMBER 31, 2001

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower, Lessor or Similar Party	**Description of Investment including maturity date, rate of interest, collateral, par or maturity value**	**Current Value**
	MFS	MFS Research Fund Mutual Fund (21,807 shares)	409,970
	Davis New York	Davis New York Venture Fund Mutual Fund (277,822 shares)	7,065,017
	Managers	Managers International Equity Fund Mutual Fund (17,671 shares)	664,616
	Franklin	Franklin Small Capital Growth Fund Mutual Fund (3,883 shares)	121,039
	MFS	MFS Emerging Growth Fund Mutual Fund (22,611 shares)	751,153
	John Hancock	John Hancock Health Sciences Fund Mutual Fund (4,011 shares)	168,901
	Alliance	Alliance Worldwide Privatization Fund Mutual Fund (20,136 shares)	161,896
*	Merrill Lynch	Merrill Lynch Basic Value Fund Mutual Fund (220,634 shares)	6,440,302
*	Merrill Lynch	Merrill Lynch Capital Fund Mutual Fund (158,528 shares)	4,227,929

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR
AS OF DECEMBER 31, 2001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current Value
*	Merrill Lynch	Merrill Lynch Corporate Bond High Income Fund Mutual Fund (116 shares)	550
*	Merrill Lynch	Merrill Lynch Growth Fund Mutual Fund (27,215 shares)	486,056
*	Merrill Lynch	Merrill Lynch Pacific Fund Mutual Fund (10,594 shares)	176,383
	Alliance	Alliance Quasar Fund Mutual Fund (6,089 shares)	123,738
	John Hancock	John Hancock Sovereign Investors Fund Mutual Fund (1,670 shares)	33,199
	Plan Participants	Participant Promissory Notes Interest rates ranging from 5.00% to 9.50%; maturity dates through June 2016.	658,787
	TOTAL INVESTMENTS		$ 37,887,692

* Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN CAPITAL
ACCUMULATION PLAN

DATE: June 28, 2002

By Layne Christensen Company

By: /s/ Jerry W. Fanska

Jerry W. Fanska
Vice President Finance - Treasurer

EXHIBIT INDEX

Exhibit 24

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-64714 of Layne Christensen Company on Form S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of Layne Christensen Company Capital Accumulation Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Kansas City, Missouri
June 28, 2002